

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2024

Margaret M. Madden
Senior Vice President and Corporate Secretary
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001-2192

  Re: Pfizer Inc.
    Schedule TO-I filed August 12, 2024
    File No. 005-60005

Dear Margaret M. Madden:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed August 12, 2024
Summary Term Sheet - Frequently Asked Questions, page 5

1. We note your statement on page 7 that "the Company reserves the right to exclude from participation in the Modification Offer, any colleague residing, working and/or subject to the laws of any jurisdiction in which participation in the Modification Offer is not permitted or practicable under the laws of such jurisdiction." While you need not disseminate offer materials in jurisdictions where you may not legally do so, you must accept elections to participate from all eligible holders who elect to participate in the Modification Offer. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please revise accordingly.

Eligible Participants; Eligible PSAs or Eligible TSRUs; the Proposed Modification; Expiration and Extension of the Offer., page 17

2. We note that Eligible Participants include only individuals who "have been actively employed since no later than July 24, 2024," which appears to be inconsistent with the

requirement of Exchange Act Rule 13e-4(f)(8)(i). Note that if the Modification Offer is made in reliance on the Commission's March 21, 2001 Global Exemptive Order, the relief from the all-holders requirement provided in the Global Exemptive Order is intended to permit exclusion only for a compensatory purpose. In your response, please describe the compensatory purpose of excluding employees who were not actively employed on or before July 24, 2024, from the Modification Offer or provide your legal analysis explaining why the Modification Offer is consistent with the requirement of Exchange Act Rule 13e-4(f)(8)(i). Alternatively, revise the Modification Offer to comply with Exchange Act Rule 13e-4(f)(8)(i).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions